[EXHIBIT 20 TO COLONIAL GAS COMPANY FORM 8-K DATED MAY 28, 1996]


Contacts: Nickolas Stavropoulos      Gordon Shearer, President
          Executive Vice President-  or
          Finance, Marketing and     Joseph Teves
          Chief Financial Officer    Executive Vice President
          Colonial Gas Company       Cabot LNG Corporation
          (508) 458-3171             (617) 526-8300


FOR IMMEDIATE RELEASE:
May 28, 1996


       Colonial Gas Company and Cabot LNG Corporation
                   Announce Joint Venture

          New Initiatives Call for 50/50 Ownership
                      of Transgas Inc.,
                  Joint LNG Storage Venture


Lowell,  MA  (May  28,  1996)----In  a  major   move
designed to capitalize on new opportunities  in  the
increasingly   deregulated  natural  gas   industry,
Colonial  Gas  Company  and  Cabot  LNG  Corporation
announced  that they intend to form a joint  venture
designed  to enhance the overall value of  liquefied
natural gas (LNG) as a competitive supplemental fuel
choice.   Through this joint venture, the  companies
will jointly own Transgas Inc. and a new entity that
together  will  provide  LNG trucking,  storage  and
related  services  to  the  energy  market  in   the
Northeast United States.

       Cabot LNG to Buy a 50% Ownership
               Share of Transgas

Cabot  LNG  Corporation,  the  largest  importer  of
liquefied  natural  gas in the United  States,  will
acquire  for $7 million a 50% ownership interest  in
Colonial's  wholly-owned subsidiary, Transgas  Inc.,
the nation's leading LNG trucking company.  Colonial
Gas  Company  will recognize a gain of approximately
$0.40  per  share  at the time  of  the  sale.   The
proceeds from this transaction will provide Colonial
with  additional financial flexibility necessary  to
compete   effectively  in  the  deregulated   energy
marketplace.

In addition to enhancing the financial position of Colonial and its shareholders, the transaction also provides clear benefits for both Transgas and its customers. Transgas will continue to operate as an independent business unit, headed by Victor Baur, who will continue as President of Transgas.

       New Joint Venture to Provide LNG
         Storage and Related Services

Colonial  and  Cabot LNG will create a jointly-owned
new business entity that will market LNG storage and
related  services to energy providers and  end-users
throughout  the region.  The yet-to-be named  entity
will lease for 20 years Colonial's one billion cubic
foot   LNG  storage  tank  and  related  facilities;
Colonial will continue to operate the facility.

While Colonial's operating and maintenance costs per customer are already the lowest of all New England gas companies, this lease agreement will enable the company to further reduce its costs, augmenting its aggressive efforts to defer a rate increase until the next century. In addition to promoting stable rates, the new joint venture agreement will allow
Colonial to continue to meet the supplemental fuel requirements of its customers with the same degree of reliability as in the past.

     An Alliance Designed to Meet the Needs
            of a Growing LNG Market

The  extreme weather conditions of this past  winter
presented  the  first  real  test  of  natural   gas
resources   since   Federal  deregulation   of   the
interstate natural gas pipeline delivery  system  in
1993.  The extremely high demand for natural gas  in
the    Northeast   during   prolonged   cold   snaps
demonstrated  the  value  of  natural  gas  storage,
particularly   "market   area"   storage   of   LNG.
Colonial's new alliance with Cabot LNG will create an effective network of LNG services to assist suppliers and end-users in satisfying their needs for reliable and flexible market area storage.

Through  this  strategic  initiative,  Colonial  and
Cabot LNG intend to offer expanded LNG services at a
time  when deregulation is expected to saturate  the
New  England  region  with growing  numbers  of  gas
supply   competitors,  all  of  whom  will   require
supplemental fuel capabilities.  F. L. Putnam,  III,
President  and  CEO of Colonial Gas  Company,  said,
"The combination of Cabot's LNG supply business with Colonial's LNG trucking and storage services will enhance the overall value of LNG as a competitive supplemental fuel source, driving up demand in the wake of deregulation and creating a high-growth environment for both the new LNG storage entity and Transgas."

Gordon  Shearer, President of Cabot LNG Corporation,
said,   "This  new  venture  represents  a   further
commitment  by Cabot LNG to develop the  market  for
LNG  and  related services in the  region.   With  a
growing  demand  for natural gas on a  flexible  and
price competitive basis, Cabot LNG believes that LNG
is  best  positioned to meet these needs.  This  new
venture,  along  with  our  commitment  to   acquire
significant  volumes of LNG from  the  Atlantic  LNG
Project in Trinidad, and the proposed expansion of our Everett LNG terminal underscores our commitment to be a significant gas supplier to the region. It also furthers our relationship with one of our largest and oldest customers."



Colonial  Gas Company (NASDAQ:CGES), a Massachusetts
corporation formed in 1849, is primarily a regulated
natural   gas  distribution  utility.   The  Company
serves   over  141,000  utility  customers   in   24
municipalities located northwest of  Boston  and  on
Cape  Cod.   Through its subsidiary, Transgas  Inc.,
the     Company    also    provides    over-the-road
transportation of liquefied natural gas, propane, and other commodities.


Cabot  LNG  Corporation, established in 1989,  is  a
subsidiary   of   Boston-based   Cabot   Corporation
(NYSE:CBT).   The Company imports liquefied  natural
gas  via  the  Everett, Mass., LNG  import  terminal
owned  by its subsidiary, Distrigas of Massachusetts
Corporation,  to meet the specialized needs  of  gas
and  electric utilities, independent power producers
and industry.  Cabot LNG holds a 10 percent interest
in the planned LNG export project being developed by
Atlantic LNG Company of Trinidad and Tobago at Point
Fortin,  Trinidad, and holds purchase contracts  for
60   percent  of  the  plant's  design  capacity  of
approximately 400 million cubic feet of LNG per day which is targeted for Northeast markets.


[END OF EXHIBIT 20 TO COLONIAL GAS COMPANY FORM 8-K
               DATED MAY 28, 1996]